Mail Stop 6010
Via Facsimile and U.S. Mail

January 18, 2007

Mr. Tom Kubota
Chief Executive Officer
Pacific Health Care Organization, Inc.
5150 Pacific Coast Highway, Suite 510
Long Beach, CA 90804

      Re: **Pacific Health Care Organization, Inc.**
             Form 10-KSB/A for Fiscal Year Ended December 31, 2005
             Filed on May 17, 2006
             File No. 000-50009

Dear Mr. Kubota:

We have reviewed your November 17, 2006 response to our October 23, 2006 letter and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB/A for the fiscal year ended December 31, 2005

Managements' Discussion and Analysis, page 4

1. You indicate in your response to prior comment one that you provide services through two different networks. In particular, you include an employee enrollment fee due to the state in your billing rate to HCO customers, and certain HCO and MPN customers have you provide data maintenance services, which you in turn subcontract out to third party providers. Please separately quantify in disclosure-type format the amount of revenue for each network and any expenses for data maintenance performed by third parties. Include an explanation as to why

employee enrollment expenses and data maintenance expenses change at different rates than the corresponding revenues for each period presented.

2. You state in your response to prior comment two that in restating the December 31, 2005 financial statements, you inadvertently failed to correct the prior year footnote. Please clarify for us how you intend to correct Note 5 with the revised disclosure contained in your response.

Notes to Financial Statements

Note 5. Income Taxes, page 26

3. Regarding your proposed revised disclosure to Note 5, please address the following:
   - Explain to us why the tax provisions for 2005 and 2004 do not agree with your tax provisions disclosed on the face of your Statements of Operations.
   - You previously disclosed, in your original Form 10-KSB for December 31, 2005, a deferred tax asset for net operating loss carry-forwards and the related "evaluation" allowances for each year. Please explain to us why these amounts are excluded from your revised disclosure.
   - Your revised reconciliation of income tax expense includes deferred tax valuation allowances for 2005 and 2004 that appear to be inconsistent with the corresponding change in the deferred tax valuation allowance. Please explain how you determined these amounts and provide in disclosure-type format any revised reconciling amounts consistent with changes in the beginning-of-the-year valuation allowance balance.

4. You indicate in your response to prior comment five that for the year ended December 31, 2005 you recorded income taxes for 2002 and 2003 in general and administrative expense because reporting back taxes and current year taxes in the same year would distort the tax provision. In addition, you state that since the amount of the tax in any of these years was immaterial you decided to expense the entire amount in the 2005 year. Please provide expanded discussion and quantification supporting your conclusion that the amount of back taxes recorded in 2005 was not material to your net income or loss for 2002, 2003 and 2005 and that a restatement of your 2002 and 2003 financial statements was not necessary.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Your letter should key your responses to our comments. Detailed letters greatly facilitate our review. Please furnish the letter to us via EDGAR under the form type label CORRESP.

       You may contact Frank Wyman, Staff Accountant, at 202-551-3660 or Don Abbott, Senior Staff Accountant, at 202-551-3608, if you have questions regarding the comments. In this regard, do not hesitate to contact me, at 202-551-3679.

       Sincerely,

       Jim B. Rosenberg
       Senior Assistant Chief Accountant